UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For May 2015

Commission File No. 001-

Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statement File No. 333-203384.

On May 19, 2015, Check-Cap Ltd. (the “Company”) issued a press release to announce that Mr. Bill Densel has joined the Company as President of U.S. operations. Mr. Densel will lead the Company’s U.S. operations out of Boston, Massachusetts.  In this role, he will be responsible for overseeing the Company’s clinical program in the United States, including the Company’s planned U.S. pivotal trial. Additionally, Mr. Densel will be involved in planning the Company’s regulatory program for the United States and Canada and will lead the development of the global sales and marketing strategy in the United States, Canada and Latin America.

Mr. Densel has a 25-year leadership career in health care, including in his most recent role as Chief Executive Officer of Beacon Endoscopic, Inc., a company specializing in advanced endoscopy devices, which was acquired by Covidien plc.  Mr. Densel has also served as General Manager, CardioSCORE for BG Medicine Inc., a cardiovascular diagnostics company, and Chief Executive Officer of Dune Medical Devices, Inc., a company focusing on devices for the intraoperative identification of cancerous tissues.  In addition, Mr. Densel has held senior management positions at Hologic Corporation (formerly Cytyc Corporation), Boston Scientific Corporation, and Genzyme Biosurgery.  Mr. Densel served as a Special Operations Officer in the U.S. Navy, and received a BA degree in Economics from Duke University.

At an Extraordinary General Meeting of Shareholders that was held earlier today, shareholders approved the terms of Mr. Densel’s engagement, in addition to the ratification of the election of Mr. Yuval Yanai and the election of Ms. Mary Jo Gorman as external directors for an initial three-year term, and also ratified and approved the compensation to be paid to each of them during such term, consisting of an annual fee and a one-time option grant.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

99.1	Press Release, dated May 19, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

By:	/s/ Guy Neev
Name:	Guy Neev
Title:	Chief Executive Officer

Dated: May 19, 2015